**MONROE FINANCIAL PARTNERS, INC.**

Statements of Financial Condition
December 31, 2022 and 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-14045 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monroe Financial Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 W. Wacker Dr. Suite 1950
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Craig Carlino | 312-327-2530 | ccarlino@monroefp.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flaherty Salmin LLP
(Name – if individual, state last, first, and middle name)

| 2300 Buffalo Road, Bldg. 200 | Rochester | NY | 14624 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/22/2009 | 3623 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Craig Carlino _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monroe Financial Partners, Inc. _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO _____

Patricia Michaloski

Notary Public

Patricia Michaloski
**Notary** Public State of New **York**
No. 01MI4968452
Qualified in Orleans County
**Commission** Expires June 25, 20 26

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on Monroe Financial Partners, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monroe Financial Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Flaherty Salmin LLP

We have served as Monroe Financial Partners, Inc.'s auditor since 2002.

Flaherty Salmin LLP
Rochester, New York

February 27, 2023

MONROE FINANCIAL PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2022 AND 2021

## ASSETS

| | 2022 | 2021 |
|---|---|---|
| Cash | $ 70,775 | $ 81,890 |
| Receivable from Clearing Broker | 419,772 | 420,076 |
| Securities in firm account, at fair value | 1,816,022 | 1,902,047 |
| Other assets | 140,404 | 91,124 |
| Property and equipment, net | - | 15,692 |
| Restricted deposit with Clearing Broker | 100,000 | 100,000 |
| Operating lease right-of-use asset, net | 7,996 | 98,356 |
| Goodwill | 4,783,873 | 4,783,873 |
| Total assets | $ 7,338,842 | $ 7,493,058 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | 2022 | 2021 |
|---|---|---|
| Liabilities: | | |
| Accounts payable and other liabilities | $ 133,994 | $ 138,522 |
| Securities sold but not yet purchased, at fair value | 15,955 | 5,700 |
| Operating lease liability | - | 98,356 |
| Total liabilities | 149,949 | 242,578 |
| Shareholder's equity: | | |
| Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares | 7,678 | 7,678 |
| Capital in excess of par value | 11,090,600 | 10,265,600 |
| Retained (deficit) | (3,909,385) | (3,022,798) |
| Total shareholder's equity | 7,188,893 | 7,250,480 |
| Total liabilities and shareholder's equity | $ 7,338,842 | $ 7,493,058 |

See accompanying notes to financial statements

1.    THE COMPANY

Monroe Financial Partners, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis.  The Company is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Receivable from Clearing Broker - The Company has a receivable that arose from trading activity with its Clearing Broker. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated.  As of the date of the financial statements, management believes that neither of these conditions exists with regard to its receivable and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures.  The majority of securities in firm account are comprised of stock in banks and bank holding companies that are transacted in thinly traded markets.  The firm also has long positions (in aggregate) in various preferred stocks issued by utilities that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.  When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum cash balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition.  In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment.  The Company performs a qualitative assessment on an annual basis, and between annual tests if a triggering event occurs or circumstances change, to determine, whether it was more likely than not, that the fair value of its goodwill exceeds the carrying value.  As of December 31, 2022, and 2021, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no impairment was recorded.  None of the amount allocated to goodwill will be amortized for tax purposes.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Leases - At contract inception, the Company determines if the new contractual arrangement is a lease or contains a leasing arrangement.  If a contract contains a lease, the Company evaluates whether it should be classified as an operating lease or a finance lease.  Currently, the Company's only lease has been classified as an operating lease.  Upon modifications of the contract, the Company will reassess to determine if a contract is or contains a leasing arrangement.

A lease liability represents the obligation to make lease payments arising from a lease.  The Company records a lease liability based on the future estimated cash payments discounted over the lease term, which is defined as the non-cancellable time period of the lease.  As an implicit discount rate is not readily determinable in the Company's lease agreement, the Company uses its estimated secured incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments.  The incremental borrowing rate is based on the borrowing rate of Monroe Securities Holdings, Inc., the parent Company of Monroe Financial Partners, Inc.

A right-of-use ("ROU") asset represents the right to use an underlying asset for the lease term and is measured as the amount of the lease liability with adjustments, if applicable, for lease incentives, initial direct costs incurred by the Company, and lease prepayments made prior to or at lease commencement.  ROU assets are classified as operating lease right-of-use assets, net of accumulated amortization, on the Company's Statement of Financial Condition.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc.  Under those provisions, the Company does not pay federal or state income taxes on its taxable income.  The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties.  Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.  Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.  The Company is also subject to credit risk through its receivable.  Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage.  Securities are exposed to various risks, such as interest rate, market and credit risks.  The credit risk is minimized as the securities are insured against certain losses by SIPC and excess SIPC coverage.  Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

3.    FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.     FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Common stock | | | | |
| Banks, thrifts and financial services | $1,192,888 | $ 255,070 | $ 9,649 | $1,457,607 |
| Other | 80,595 | 38,745 | - | 119,340 |
| Total common stock | 1,273,483 | 293,815 | 9,649 | 1,576,947 |
| | | | | |
| Preferred stock | | | | |
| Banks, thrifts and financial services | - | 4,209 | 7,000 | 11,209 |
| Utilities | 186,037 | 5,040 | 4,042 | 195,119 |
| Other | - | 3,215 | - | 3,215 |
| Total preferred stock | 186,037 | 12,464 | 11,042 | 209,543 |
| | | | | |
| Preferred trust | | | | |
| Banks, thrifts and financial services | - | 111 | 2,650 | 2,761 |
| | | | | |
| Unit trust | | | | |
| Real estate | 26,146 | 625 | - | 26,771 |
| | | | | |
| Total assets | $1,485,666 | $ 307,015 | $ 23,341 | $1,816,022 |
| | | | | |
| **Liabilities:** | | | | |
| Common stock | | | | |
| Banks, thrifts and financial services | $ 14,906 | $ 996 | $ - | $ 15,902 |
| Other | 53 | - | - | 53 |
| | | | | |
| Total common stock | $ 14,959 | $ 996 | $ - | $ 15,955 |

The following table presents a reconciliation of activity for the Level 3 securities for 2022.

| | Common Stock | Preferred Stock | Preferred Trust | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ 63,532 | $ 11,653 | $ 2,650 | $ 77,835 |
| Transfers into level 3 | 4,137 | - | - | 4,137 |
| Dispositions | (61,025) | - | - | (61,025) |
| Realized gain (loss) on disposition | 3,525 | - | - | 3,525 |
| Net unrealized gain (loss) on securities | (520) | (611) | - | (1,131) |
| | | | | |
| Balance, end of year | $ 9,649 | $ 11,042 | $ 2,650 | $ 23,341 |

The total unrealized appreciation attributable to Level 3 securities still held at December 31, 2022 is $188 for preferred stock. The total unrealized depreciation attributable to Level 3 securities still held at December 31, 2022 is $2,350 for common stock and $2,270 for preferred trust.

3.    FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Common stock | | | | |
| Banks, thrifts and financial services | $ 792,755 | $ 641,564 | $ 63,532 | $1,497,851 |
| Other | 30,287 | 162,540 | - | 192,827 |
| Total common stock | 823,042 | 804,104 | 63,532 | 1,690,678 |
| | | | | |
| Preferred stock | | | | |
| Banks, thrifts and financial services | 9,310 | 44,841 | - | 54,151 |
| Utilities | 51,098 | 23,973 | 11,653 | 86,724 |
| Other | - | 8,409 | - | 8,409 |
| Total preferred stock | 60,408 | 77,223 | 11,653 | 149,284 |
| | | | | |
| Preferred trust | | | | |
| Banks, thrifts and financial services | - | 639 | 2,650 | 3,289 |
| | | | | |
| Unit trust | | | | |
| Real estate | 52,531 | 6,265 | - | 58,796 |
| | | | | |
| Total assets | $ 935,981 | $ 888,231 | $ 77,835 | $1,902,047 |
| | | | | |
| **Liabilities:** | | | | |
| Common stock | | | | |
| Banks, thrifts and financial services | $ 5,603 | $ - | $ - | $ 5,603 |
| Other | 97 | - | - | 97 |
| | | | | |
| Total common stock | $ 5,700 | $ - | $ - | $ 5,700 |

The following table presents a reconciliation of activity for the Level 3 securities for 2021.

| | Common Stock | Preferred Stock | Preferred Trust | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ - | $ 4,700 | $ 2,650 | $ 7,350 |
| Transfers into level 3 | 63,532 | 7,000 | - | 70,532 |
| Dispositions | - | - | - | - |
| Realized gain (loss) on disposition | - | - | - | - |
| Net unrealized gain (loss) on securities | - | (47) | - | (47) |
| | | | | |
| Balance, end of year | $ 63,532 | $ 11,653 | $ 2,650 | $ 77,835 |

The total unrealized appreciation attributable to Level 3 securities still held at December 31, 2021 is $799 for preferred stock. The total unrealized depreciation attributable to Level 3 securities still held at December 31, 2021 is $1,464 for common stock and $2,270 for preferred trust.

The Company assesses the levels of the securities at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

|  | 2022 | 2021 |
|---|---|---|
| Computer equipment, furniture and fixtures | $  272,023 | $  272,023 |
| Leasehold improvements | 207,928 | 207,928 |
|  | 479,951 | 479,951 |
| Less: Accumulated depreciation | 479,951 | 464,259 |
| Property and equipment, net | $           - | $     15,692 |

5.    NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule
(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the
ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At
December 31, 2022, the Company had net capital of $1,655,864, which was $655,864 in excess of
its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .0809 to
1.

6.    EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees.  Employees may defer a percentage
of their compensation up to certain IRS limits.  The Company's contribution to the plan is up to 3%
of each participant's compensation.

7.    RELATED PARTY TRANSACTIONS

The general partner and investment advisor of Siena Capital Partners I, LP (SCPI) and Siena Capital
Partners Accredited, LP (SCPA) is Siena Capital Partners GP, LLC (SCPGP).  SCPGP is owned by
a majority of the shareholders of Monroe Securities Holdings, Inc. (MSHI), the parent company of
Monroe Financial Partners, Inc.  SCPI and SCPA utilize Monroe Financial Partners, Inc. as a
broker/dealer.

Monroe Financial Partners, Inc. also provides administrative services to SCPGP.

The Company pays certain expenses of QwickRate, LLC (QR), another wholly owned subsidiary of
MSHI.  Amounts due from QR are included in other assets and totaled $17,918 and $24,377 as of
December 31, 2022 and 2021, respectively.

The Company also pays certain expenses of MSHI.  Amounts due from MSHI are included in other
assets and totaled $15,356 and $13,675 as of December 31, 2022 and 2021, respectively.

Monroe Financial Partners, Inc. may occasionally execute a trade for an employee.  Amounts earned
from these trades are considered immaterial.

8.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements.

9.    OPERATING LEASE

The Company's lease portfolio consists of one operating lease agreement for its office space in Chicago, Illinois.  The original lease agreement expired on December 31, 2021, but was amended during 2021 and now expires on January 31, 2023.  The amended lease agreement included a rent abatement of one month.

The operating lease right-of-use asset, net consists of the following at December 31:

|  | 2022 | 2021 |
|---|---|---|
| Operating lease right-of-use asset | $    98,356 | $    98,356 |
| Less: Accumulated amortization | 90,360 | - |
| Operating lease right-of-use asset, net | $    7,996 | $    98,356 |

As of December 31, 2022, the Company had paid all of the required lease payments and the weighted average remaining lease term in years is .08.

The Company is also required to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis.

During November 2022, the Company entered into a four year lease agreement for new office space in Chicago, Illinois, commencing on February 1, 2023.  The lease requires monthly payments of base rent of $4,771 in year one, $5,240 in year two, $5,708 in year three and $6,177 in year four, and provides for rent abatement in month one, thirteen and twenty five.  The lease also requires monthly payments for property taxes and common area maintenance which total approximately $6,200 per month in 2023.

10.    CONTINGENCY

The common stock of the Company has been pledged as security in connection with a bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Financial Partners, Inc.

11.    SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

On January 31, 2023, the Company sold its fixed income trading business.  This business consisted primarily of a software platform for trading fixed income products.  As consideration, the Company received restricted common stock and a warrant in the purchasing company.